

Real Spill Corporation (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents





INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Real Spill Corporation Management

We have reviewed the accompanying financial statements of Real Spill Corporation (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
Jan 23, 2025

REAL SPILL CORPORATION
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash & cash equivalents	449,866	2,439,995
Receivable - related parties	7,874	2,633
Total Current Assets	457,739	2,442,628
Non-Current Assets:		
Fixed Assets - net	3,069	-
Intangible Assets - net	131,854	142,299
Total Non-Current Assets	134,923	142,299
TOTAL ASSETS	592,662	2,584,927
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit card payable	10,980	16,697
Payroll Payable	-	126
Loan Payable - related parties	10,540	10,540
Total Current Liabilities	21,520	27,363
Non-Current Liabilities:		
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	21,520	27,363
EQUITY		
Common Stock - Series A	1	1
Common Stock - Series B	86	86
APIC	3	3
APIC - Stock Options	32	-
SAFE	5,312,500	5,045,000
Accumulated Deficit	(4,741,479)	(2,487,526)
TOTAL EQUITY	571,143	2,557,564
TOTAL LIABILITIES AND EQUITY	592,662	2,584,927

See Accompanying Notes to these Unaudited Financial Statements

REAL SPILL CORPORATION
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenues		
Sales	235,557	-
Cost of sales	8,941	6,997
Gross Profit	**226,616**	**(6,997)**
Operating Expenses		
General and Administrative	1,029,100	1,201,561
Advertising & Marketing	59,880	59,813
Payroll	1,379,993	1,210,785
Amortization Expense	10,445	8,371
Depreciation Expense	767	-
Total Operating Expenses	**2,480,184**	**2,480,529**
Total Loss from Operations	**(2,253,568)**	**(2,487,526)**
Other Income / (Expense)	**-**	**-**
Other Income	35	-
Total Other Income / (Expense)	**35**	**-**
Net Income (Loss)	**(2,253,533)**	**(2,487,526)**

See Accompanying Notes to these Unaudited Financial Statements

REAL SPILL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock - Class A		Common Stock - Class B		SAFE	APIC	APIC - Stock Options	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount					
Beginning balance at 1/1/23	-	-	-	-	-	-	-	-	-
Issuance of Common Stock	140,625	1	8,550,000	86	-	-	-	-	87
Issuance of SAFE Note	-	-	-	-	5,045,000	-	-	-	5,045,000
APIC	-	-	-	-	-	3	-	-	3
APIC - Stock Options	-	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	(2,487,526)	(2,487,526)
Ending balance at 12/31/23	140,625	1	8,550,000	86	5,045,000	3	-	(2,487,526)	2,557,564
Issuance of Common Stock	-	-	-	-	-	-	-	-	-
Issuance of SAFE Note	-	-	-	-	267,500	-	-	-	267,500
APIC	-	-	-	-	-	-	-	-	-
APIC - Stock Options	-	-	-	-	-	-	32	-	32
Prior period adjustment	-	-	-	-	-	-	-	(420)	(420)
Net income (loss)	-	-	-	-	-	-	-	(2,253,533)	(2,253,533)
Ending balance at 12/31/24	140,625	1	8,550,000	86	5,312,500	3	32	(4,741,479)	571,143

See Accompanying Notes to these Unaudited Financial Statements

REAL SPILL CORPORATION.
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,253,533)	(2,487,526)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	767	-
Amortization	10,445	8,371
Receivable - related parties	(5,241)	(2,633)
Credit card payable	(5,718)	16,697
Payroll Payable	(126)	126
Prior period adjustment	(420)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(294)	22,561
Net Cash provided by (used in) Operating Activities	(2,253,827)	(2,464,965)
INVESTING ACTIVITIES		
Fixed Assets - net	(3,836)	-
Intangible Assets - net	-	(150,669)
Net Cash provided by (used in) Investing Activities	(3,836)	(150,669)
FINANCING ACTIVITIES		
Loan Payable - related parties	-	10,540
Common Stock - Series A	1	1
Common Stock - Series B	-	86
APIC	-	3
APIC - Stock Options	32	-
SAFE	267,500	5,045,000
Net Cash provided by (used in) Financing Activities	267,533	5,055,630
Cash at the beginning of period	2,439,995	-
Net Cash increase (decrease) for period	(1,990,130)	2,439,995
Cash at end of period	449,866	2,439,995

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Real Spill Corporation. ("the Company") was formed in Delaware on January 10th, 2023. The company is a social media platform that uses AI and blockchain technology to curb hate speech aimed at historically marginalized communities and monetizes through advertising and consumer insights reports for major brands. The Company's headquarters is in New York, New York. The Company's users are around the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentration of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $449,866 and $2,439,955 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Equipment	5	3,836	-
Less Accumulated Depreciation		(767)	-
Totals		**3,069**	**-**

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for their Domaine name. ASC 350 requires companies to capitalize the domain name, and amortize the costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. The domain name is amortized on a straight-line basis over its estimated useful life which is determined to be 15 years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through advertising campaigns and consumer insights reports for major brands. Revenue is primarily recognized from advertising campaigns completed for clients. Payments are typically received on a net 90 basis after campaign completion, although some agencies remit payments more quickly. To ensure timely collection, the Company issues regular reminders and enforces payment deadlines. For larger advertising campaigns, the Company requires a percentage of the total contract amount to be remitted upfront before the campaign begins. Revenue is recognized upon fulfillment of performance obligations, which include delivering ad impressions and meeting campaign objectives.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of, bank fees, travel, transportation, computer equipment, insurance expense, employee benefits, independent contractor services, professional services, software & web hosting , and other miscellaneous business expenses.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. .

During the year ended December 31st, 2024, the Company had outstanding accounts receivable in the amount of $7,840 from Alphonzo Terrell, Co-Founder and CEO. Additionally, in 2023, the company entered into a loan agreement with Mr. Terrell in the amount of $10,540 for services performed. See Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loan payable - Related parties: In 2023, the company entered into a loan agreement with Alphonzo Terrell, Co-Founder and CEO, in the amount of $10,540 for services performed. The loan does not bear any interest and is due upon demand. See Note 3.

NOTE 6 – EQUITY

The Company has authorized 29,000,000 of common shares, in which 20,000,000 is designated as "Series A Common Stock", and 9,000,000 is designated as "Series B Common Stock". Both series of stock have a par value of $0.00001 per share. There were 140,625 of Series A Common Stock, and 8,550,000 of Series B Common Stock issued and outstanding as of December 31, 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Redemption: Common Stock is not redeemable at the option of the holder.

Conversion: Series B Common Stock have the right to convert shares into Series A Common Stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A and Series B Common Stock shall be treated equally, identically, and ratably, on a per share basis.

Simple Agreements for Future Equity (SAFE)

During the periods ending December 31, 2024 and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre or post money valuation cap. The total amount of the SAFES are $5,312,500 and $5,045,000 as of December 31 2024 and December 31, 2023. The valuation caps of the agreements entered were $13M - $20M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 23, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.